September 20, 2007

Jennifer Gowetski

Attorney-Advisor

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Rayonier Inc.

Definitive 14A

Filed April 9, 2007

File No. 001-06780

Dear Ms. Gowetski:

This letter is in response to your comment letter addressed to Lee M. Thomas, Chairman, President and Chief Executive Officer of Rayonier Inc. dated August 21, 2007. The following responses should be consistent with our telephone conversation of yesterday. For your convenience, I have set out in italics the headings and numbered comments from your letter of August 21, each followed by our response.

Related Person Transactions, page 11

1.	We note that you have adopted a policy regarding related person transactions pursuant to which you review certain relationships and transactions in which the company and your directors and executive officers, or their immediate family members or certain of their business or other affiliates, are participants to determine whether such persons have a material interest in any such transaction. Please provide additional information describing your policies and procedures, including any standards to be applied pursuant to the policy and whether such policy is in writing. Refer to Item 404(b)(1) of Regulation S-K.

Our Related Person Transactions policy, which essentially tracks the requirements of Item 404 of Regulation S-K is indeed a written policy, which we will so indicate in subsequent disclosures. In future filings we will also more completely describe this policy (including the $120,000 threshold and use of Directors’ and Officers’ questionnaires to gather information), as well as any separate standards of application.

Compensation Discussion and Analysis, page 12

2.	We note your discussion of benchmarking compensation. Please revise your disclosure as noted below:

Jennifer Gowetski

Attorney-Advisor

United States Securities and Exchange Commission

September 20, 2007

•

You state on page 14 that the “peer group consists of the 12 companies that comprise the Standard & Poor’s Supercomposite Paper & Forest Products Index, as well as the approximately 150 companies that comprise the National Association of Real Estate Investment Trusts (NAREIT) Equity REIT Index.” However, it appears that only ten companies are listed on page 14. Please revise to identify all 12 companies in the paper and forest index and identify all companies in the NAREIT equity REIT Index if you are benchmarking to them.

The listing of companies on page 14 was meant to be illustrative only (“included within this peer group”), and was not meant to be an exhaustive listing of all companies comprising the comparison groups for our 2006 Performance Share Award Program. As we disclosed, for the 2006 Performance Share Program the Company’s total shareholder return performance will be compared against the companies included in two industry-standard, publicly-available indices – the Standard & Poor’s Supercomposite Paper and Forest Products Index and the National Association of Real Estate Investment Trust (NAREIT) Equity REIT Index. Since the NAREIT Index is comprised of all U.S. publicly traded REITs, and given that those companies change over time due to new additions, mergers and acquisitions, delistings, etc., we did not consider it practical to specifically list the NAREIT Index companies in the Proxy Statement. We have, however, attached listings of all companies currently included in the S&P Forest Products and NAREIT Equity indices as Exhibit A. As noted on page 25, for 2007 our Performance Share Award Program has been modified to calculate payouts based on Rayonier’s performance against a custom peer group of 15 Forest Products, REIT and Real Estate companies, which we specifically identified (at footnote 1, page 25) and will do so again in our 2008 disclosure.

•

Please clarify whether the peer group listed on page 14 is the same “peer group” referenced in connection with your benchmarking discussion on pages 13 and 14. If the peer group is comprised of different companies, please identify those companies.

The illustrative list of comparator companies on page 14 is not the same “peer group” referenced on pages 13 and 14 in the discussion of Watson Wyatt Worldwide’s review of compensation levels at the request of our Compensation and Management Development Committee (the “Committee”). A list of the companies comprising the Forest Products industry peer group and the REIT industry peer group used by Watson Wyatt is attached as Exhibit B. In future filings, any discussion of custom peer groups utilized by the Committee (as opposed to general industry survey data) for benchmarking purposes will, to the extent practicable, include a listing of the companies comprising the peer groups.

•	We note the reference to “general industry companies” on page 15. If you also benchmark to general industry companies, please identify those companies.

The Committee does not benchmark compensation levels to any specific group of “general industry” companies. The reference on page 15 refers to the Committee’s

Jennifer Gowetski

Attorney-Advisor

United States Securities and Exchange Commission

September 20, 2007

periodic use of general industry salary survey data provided by its compensation consultants on comparable executive positions for comparison purposes, since, as stated on page 15, the Committee believes that we compete for executive-level talent across multiple industries.

•

You state on page 15 that variations from the general philosophy may occur based upon the expertise and experience level of a given executive as well as individual company and market factors. If the total compensation or any individual elements of compensation vary for any named executive officer, please disclose such variations from the benchmarks for each named executive officer and explain the basis for the variation.

The Committee does not “benchmark” compensation levels for executives against any particularly index or survey. The Committee does, however, periodically refer to general industry salary surveys provided by its compensation consultants to test whether the Committee’s general philosophy (as stated on page 15, that, over time, total compensation levels for our executives should generally be at or above median compensation levels for similarly situated executives at comparably-sized general industry companies, with base salary and bonus target at or below median, and long-term incentive awards targeted above median levels) is being upheld. This survey information, which generally consists of three to four general industry databases available from consultants, is not used to set compensation levels in any given year. Given the variations in the median compensation levels among the surveys, and that the responsibilities of our named executive officers are varied and generally do not directly correlate with the responsibilities of the surveyed executive positions, individual variations from and among survey medians are inevitable and expected. We will clarify our disclosure regarding the Committee’s use of this type of general industry data in future filings.

3.	Throughout your Compensation Discussion and Analysis and as to each compensation element, you should provide an analysis of how you arrived at and why you paid each particular level and form of compensation for 2006. For example, we note the disclosure relating to 2006 stock option awards and 2006 grants of performance shares, which does not provide sufficient insight into how the Committee determined the specific awards granted to the named executive officers. Provide a reasonably complete analysis of the specific factors considered by the Committee in ultimately approving particular pieces of each named executive officer’s compensation package and describe the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

In future filings we will attempt to provide a succinct analysis of the specific factors considered by the Committee in determining and approving salary, bonus and long-term incentive award levels for the NEOs. In response to your comment regarding a lack of insight relating to 2006 stock option and performance share awards, we noted on page 18 that “the Committee’s objective was to maintain aggregate grant date dollar values at 2005 levels,

Jennifer Gowetski

Attorney-Advisor

United States Securities and Exchange Commission

September 20, 2007

but to increase the allocation to performance shares from 65% to 70%”. The Committee believed holding long-term incentive award values generally flat for 2006 was appropriate – based on the Watson Wyatt study done last year and described in detail on pages 13 and 14. Under the separate discussions of stock options (page 18) and performance share awards (page 20), we reviewed the valuation method used to determine the grant date value of a stock option (the Black-Scholes method) and a performance share (Hewitt’s valuation model). These were the specific factors considered by the Committee in approving 2006 long-term incentive awards. In future filings we will combine or cross-reference these criteria and analysis to aid the reader.

4.	You state on page 18 that long-term incentive award levels reflect individual performance factors. Please provide an analysis of how individual performance contributed to long-term incentive award levels as well as any other individual elements of compensation and explain how you determined these amounts. Refer to Item 402(b )(2)(vii) of Regulation S-K.

Consistent with our response to item 3 above, in future filings we will describe more completely where and how individual performance factors are considered by the Committee and the resulting impact on individual elements of executive compensation.

5.	We note a significant disparity in the compensation paid to Mr. Nutter as opposed to the other named officers. Although we note that Mr. Nutter retired in June 2007 and you provide some individualized discussion of his compensation, please expand your discussion to provide a detailed analysis of how and why the compensation of your chief executive officer differs from that of the other named executive officers, if applicable. If policies or decisions relating to certain named executive officers are materially different than the other officers, this should be discussed on an individualized basis. Refer to Item 402 (b)(2)(vii) of Regulation S-K and Release 8732A, Section II.B.l.

Rayonier’s Chief Executive Officer holds the multiple responsibilities of Chairman, President and Chief Executive Officer. There is no Chief Operating Officer or “number two” executive at Rayonier. As a result, the Committee believes our CEO currently has substantially more responsibility and impact on shareholder value than any other individual named executive officer and, following the processes described, sets his compensation level accordingly. We will include this disclosure in future filings.

Annual Bonus Awards, page 17

6.	We note your description on page 17 of how company performance affects annual bonuses. Please revise to include and quantify the three corporate financial metrics for 2006 and 2007. Alternatively, provide on a supplemental basis a detailed explanation of why you believe that disclosure of the financial metrics is not required because it would result in competitive harm such that the financial metrics could be excluded under Instruction 4 to Item 402(b). To the extent that that it is appropriate to omit specific goals, discuss how difficult it will be for the executives or how likely it will be for the registrant to achieve the target goals. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Jennifer Gowetski

Attorney-Advisor

United States Securities and Exchange Commission

September 20, 2007

As you noted, we identify on page 17 the three financial metrics (net income, cash available for distribution and return on total capital) that are used, by comparison of actual performance to budgeted levels, to calculate the “Corporate Performance Factor” (CPF), which (as described on page 16) determines the formula annual bonus award for each eligible executive. We also disclosed the resulting CPF level for 2006. However, we interpret your request that we “quantify the three corporate financial metrics” to require disclosure of the actual level of annual performance, by metric, against budget.

Were the disclosure limited to corporate-level performance against budget, the requested disclosure would be acceptable. However, given our move to a mix of corporate and business unit level performance metrics for the 2007 Annual Corporate Bonus Program (as discussed on page 26), it appears that your request would require that business unit budgeted numbers be disclosed in future filings. At the business-unit level, we consider the Company’s budgeted levels for the relevant financial metrics to be commercially sensitive information, which we have not previously disclosed to investors, analysts or anyone else. We believe strongly that disclosure of budgeted income, CAD and ROTC levels for our business units would provide competitors with critical insights into our internal performance projections, particularly with regard to pricing. For example, if we disclose our net income performance as a percentage of the budgeted level for our Performance Fibers business, given that: (1) this segment’s operating income is required to be publicly disclosed in our financial statements, (2) its volume (i.e., number of tons produced and sold) is known and consistent, and (3) cost fluctuations are typically limited to commodity prices which our competitors are affected by as well (such as chemicals and oil); budgeted price per ton could be relatively easily imputed by competitors. This would allow them to gauge how aggressive and successful we were or were not with regard to pricing, and to make more knowledgeable assumptions regarding our contractual price adjustment mechanisms.

Therefore, we do not intend to “quantify the three corporate financial metrics” pursuant to Instruction 4 of Item 402(b) of Reg. S-K. As required by such instruction, in future filings we would discuss the likelihood that the Company and individual business units will achieve budgeted levels for the relevant financial metrics.

7.	We note that for 2006 the Committee excluded certain items from the calculation of CPF. Please expand your disclosure to briefly describe the types of items excluded from CPF. In addition, please explain how you calculated Cash Available for Distribution and Return on Total Capital.

In future disclosures, we will briefly describe any items which the Committee determines to exclude from the Corporate Performance Factor calculation.

Jennifer Gowetski

Attorney-Advisor

United States Securities and Exchange Commission

September 20, 2007

2007 Compensation Decisions, page 25

8.	We note that the Annual Corporate Bonus Program for 2007 has been modified. Please expand your discussion of the bullet points on page 26 to explain what you mean by each modification and how it will impact the bonus amounts payable.

In future disclosures of any modifications to our Annual Corporate Bonus Program, we will describe each modification in more detail along with the potential impact on subsequent bonus awards to the extent possible.

9.	We note the various severance and post-termination arrangements you have with the named executive officers. In the Compensation Discussion and Analysis, please discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you have.

In future filings, we will expand the discussion of the Executive Severance Pay Plan and other post-termination arrangements to address how they fit into the Committee’s overall compensation objectives, if and how they affect decisions regarding compensation, and the rationale for Committee decisions regarding such arrangements, including payment levels.

Outstanding Equity Awards at Fiscal Year End, page 30

10.	Please revise to include the vesting dates of options and equity incentive plan awards held at fiscal year-end in a footnote to the applicable column. Refer to Instruction 2 to 402(f)(2) of Regulation S-K.

As we discussed yesterday, in future filings we will add an “award date” column to this table which, in conjunction with existing footnotes 1 and 3, will allow easy calculation of the requested vesting dates of stock options and payout dates of performance share awards. An example of the revised table format is attached as Exhibit C.

As requested, the Company also acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in our filing;

•	staff comments or changes to the disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jennifer Gowetski

Attorney-Advisor

United States Securities and Exchange Commission

September 20, 2007

I trust the foregoing is responsive to your comments. However, if you have further comments, or require additional information, please do not hesitate to contact me at any time.

Very truly yours,

WEF:aw

Attachments

cc:	Thomas I. Morgan, Chairman, Compensation and Management Development Committee Lee M. Thomas, Chairman, President and Chief Executive Officer

Exhibit A

S&P Supercomposite Paper & Forest Products Index

Bowater	BOW
Buckeye Technologies	BKI
Deltic Timber	DEL
International Paper	IP
Louisiana Pacific	LPX
Meadwestvaco	MWV
Neenah Paper	NP
Schweitzer-Mauduit Int.	SWM
Wausau Paper	WPP
Weyerhaeuser	WY

Exhibit A

NAREIT Equity Index Constituents

Alexandria Real Estate Equity Inc	ARE
American Financial Realty Trust	AFR
Biomed Realty Trust Inc	BMR
Boston Properties	BXP
Brandywine Realty Trust	BDN
Corporate Office Properties Trust	OFC
Douglas Emmett Inc	DEI
Franklin Street Properties Corp.	FSP
Highwoods Properties Inc	HIW
Hrpt Properties Trust	HRP
Kilroy Realty Corp.	KRC
Mack Cali Rlty Corp. Commerce	CLI
Maguire Properties Inc	MPG
Parkway Properties Inc	PKY
Republic Property Trust	RPB
SL Green Realty Corp.	SLG
Digital Realty Trust Inc	DLR
Duke Realty Corporation	DRE
Gladstone Commercial Corp.	GOOD
Liberty Property Trust	LRY
Mission West Properties Inc	WSW
PS Business Parks Inc	PSB
AMB Property Corp.	AMB
DCT Industrial Trust Inc	DCT
Eastgroup Properties Inc	EGP
First Industrial Realty Trust Inc	FR
First Potomac Realty Trust	FPO
Monmouth Real Estate Investment Corp.	MNRTA
Prologis	PLD
Acadia Realty Trust	AKR
Amreit	AMY
Cedar Shopping Centers Inc	CDR
Developers Diversified Realty Corp.	DDR
Equity One Inc	EQY
Federal Realty Investment Trust	FRT
Inland Real Estate Corp.	IRC
Kimco Realty Corp.	KIM
Kite Realty Group Trust	KRG
Ramcogershenson Properties Trust	RPT
Regency Centers Corp.	REG
Saul Centres Inc	BFS
Tanger Factory Outlet Centers	SKT
Urstadt Biddle Properties Inc	UBA
Weingarten Realty Investors	WRI
CBL & Associates Properties Inc	CBL
Feldman Mall Properties Inc	FMP
General Growth Properties Inc	GGP
Glimcher Realty Trust	GRT

Macerich Company	MAC
Pennsylvania Real Estate Investment	PEI
Simon Property Group Inc	SPG
Taubman Containers Inc	TCO
Agree Realty Corp.	ADC
Alexander's Inc	ALX
Getty Realty Corp.	GTY
National Retail Properties Inc	NNN
Realty Income Corp.	O
American Land Lease Inc	ANL
Equity Lifestyle Properties Inc	ELS
Sun Communities Inc	SUI
UMH Properties Inc	UMH
American Campus Communities Inc	ACC
Apartment Investment & Management Compan	AIV
Archstone Smith Trust	ASN
Associated Estates Realty Corp.	AEC
Avalonbay Communities Inc	AVB
BRE Properties Inc	BRE
Camden Property Trust	CPT
Education Realty Trust Inc	EDR
Equity Residential	EQR
Essex Property Trust Inc	ESS
GMH Communities Trust	GCT
Home Properties Inc	HME
Maxus Realty Trust Inc	MRTI
Mid America Apartment Communities	MAA
Post Properties Inc	PPS
Roberts Realty Investors Inc	RPI
UDR Inc	UDR
Ashford Hospitality Trust	AHT
Diamondrock Hospitality Company	DRH
Equity Inns Inc	ENN
Felcor Lodging Trust Inc	FCH
Hersha Hospitality Trust	HT
Hospitality Properties Trust	HPT
Host Hotels & Resorts Inc	HST
Lasalle Hotel Properties	LHO
MHI Hospitality Corp.	MDH
Strategic Hotel & Resorts Inc	BEE
Sunstone Hotel Investors Inc	SHO
Supertel Hospitality Inc	SPPR
Cogdell Spencer Inc	CSA
HCP Inc	HCP
Healthcare Realty Trust	HR
Healthcare Real Estate Investment Inc	HCN
Medical Properties Trust Inc	MPW
National Health Realty Inc	NHR
Nationwide Health Properties Inc	NHP
Omega Healthcare Investors Inc	OHI
Senior Housing Properties	SNH
Universal Health Realty Income Trust	UHT

Ventas Inc	VTR
Colonial Properties Trust	CLP
Cousins Properties Inc	CUZ
HMG Courtland Properties	HMG
Investors Real Estate Trust	IRETS
Lexington Realty Trust	LXP
One Liberty Properties Inc	OLP
Vornado Realty Trust	VNO
Washington Real Estate Investment Trust	WRE
Winthrop Realty Trust Inc	FUR
Entertainment Properties Trust	EPR
Pittsburgh & West Virginia Railroad	PW
Plum Creek Timber Company	PCL
Potlatch Corp.	PCH
Rayonier Inc	RYN
Extra Space Storage Inc	EXR
Public Storage Inc	PSA
Sovran Self Storage Inc	SSS
U-Store-It Trust	YSI

Exhibit B

Forest Products Peer Companies

Temple-Inland Inc.	TIN
Bowater	BOW
Louisiana Pacific	LPX
Plum Creek Timber Co.	PCL
Potlatch Corp.	PCH
Wausau Paper	WPP
Longview Fibre Co.
Pope & Talbot Inc.
Neenah Paper	NP
Glatfelter	GLT

REIT Peer Companies

Plum Creek Timber Co.	PCL
Potlatch Corp.	PCH
Public Storage Inc.
St. Joe Co.	JOE
Longview Fibre Co.
Duke Realty Corp.	DRE
Trizec Properties Inc.
Liberty Property Trust	LRY
Mack-Cali Realty Corp.	CLI
New Plan Excel Realty Tr.
Health Care Pptys Invest Inc.
Federal Realty Investment Tr.	FRT
BRE Properties	BRE
Health Care REIT Inc.	HCN
Washington REIT	WRE

Exhibit C

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

This table discloses outstanding stock option, performance share and restricted stock awards for the named executive officers as of December 31, 2006.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price ($)	Option/ Award Grant Date	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock that Have Not Vested ($)(5)	Equity Incentive Plan Awards
								Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3)(4)	Market or Payout Value of Unearned Shares, Units or Other Rights That have Not Vested ($)(5)
W. Lee Nutter	0	57,400	41.34	01/03/06	01/03/16
	25,000	50,000	32.27	01/03/05	01/03/15
	50,000	25,000	27.72	01/02/04	01/02/14
	160,245	0	17.23	01/02/03	01/04/13
	146,892	0	18.59	01/02/02	01/04/12
	133,538	0	14.35	01/02/01	01/04/11
	133,538	0	17.51	01/03/00	01/05/10
	80,123	0	17.06	01/04/99	01/06/09
	46,025	0	15.96	01/02/98	01/04/08
				01/06/04				72,800	2,988,440
				01/03/05				87,413	3,588,304
				01/03/06				74,925	3,075,671

(1)	Option awards vest and become exercisable in one-third increments on the first, second and third anniversaries of the award date.
(2)	Represents 2004 restricted stock awards vesting as follows: Mr. Vanden Noort, October 31, 2007; Mr. Boynton. January 2, 2007; and Mr. Frazier, January 2, 2007.
(3)	Represents awards under the Performance Share Award Program for 2004, 2005 and 2006. Each performance share award vests at the end of the applicable 36-month performance period, at which time the performance shares, if any, are paid to the recipient.
(4)	Disclosure reflects the maximum potential award. Under the Performance Share Award Program, the actual award value can range from zero to the maximum shown.
(5)	Value based on the December 29, 2006 closing share price of $41.05.